U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated August 21, 2002

NEW TEL LIMITED
(Exact name of registrant as specified in its charter)

N/A
(Translation of Registrant's Name)

22 Hasler Road,
Herdsman, Western Australia 6017
Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____**X**____ Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __________ No ____**X**____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW TEL LIMITED

By: ______________________

Name: Craig L. Piercy
Title: Company Secretary

Dated: August 21, 2002

The following exhibits are filed as part of this report on Form 6-K:

Description	Exhibit No.
Australian Stock Exchange Release, dated August 20, 2002, relating to New Tel Limited's divestiture of non-core assets.	1


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INVESTOR RELATIONS - LATEST ASX RELEASE

20 August 2002

Company Announcements Office
The Australian Stock Exchange Limited
Exchange Centre
20 Bond Street
Sydney NSW 2000

By Facsimile: 1300 300 021

Dear Sir/Madam

NEW TEL DIVESTS NON-CORE ASSET TO FOCUS ON BUILDING TELECOMMUNICATIONS CARRIER

New Tel Limited advises that it is selling its major non-core assets and has restructured business operations as part of a strategic programme to position the Company amongst the leading telecommunications carriers in Asia Pacific.

The Company has entered into a Heads of Agreement to sell its 67.35% investment in engine systems developer Advanced Engine Components Limited to Global Business Solutions Limited, a public listed company on ASX with a number of investments in listed and unlisted companies. The purchase consideration is $11 million with $0.05 to be paid for every AEC ordinary share held by New Tel for a total of $5.5 million; $1.5 million cash for assignment of AEC's debt to New Tel; and the issue of convertible notes to raise a further $4 million. The agreement is subject to the satisfaction of certain conditions including due diligence by GBS.

The proceeds from the sale of this asset will provide ongoing working capital for the New Tel telecommunications business.

In conjunction with the above programme, New Tel has implemented a new operational structure to focus the Company's activities on telecommunications and media technology. Australian operations will be based out of North Sydney, including the national Network Operations Centre that runs the Company's high tech switch facilities and IT hub. National marketing, sales and administrative functions will be managed through this office, with small functional units also located in each capital city.

The Company has appointed new executives for the operations including Mr Trevor Harris, Head of Operations, who was previously the Director of Strategic Technology and Director of Operations and Engineering at AAPT. Mr Steve Parks, ex Chief Financial Officer (CFO) at the Strathfield Group has been appointed CFO and Mr George Savva, also from Strathfield Group as Group General Manager for Sales and Marketing, is the new Head of Marketing and Sales.

New Tel's Corporate office will be based in Perth, Western Australia and focus on group corporate programmes in Asia Pacific including strategic planning, capital raisings, acquisitions and regulatory matters relating to the Company's listing on ASX and Nasdaq.

The Company will now focus on building New Tel as a leading telecommunications and media technology company in Asia Pacific. As part of that programme, shareholders will vote later this week on the acquisition of Digiplus that will see New Tel's revenues increase to around $250 million per annum.

Over the past six months New Tel has been heavily involved in the completion of the Cable & Telecoms acquisition and in recent times the completion of all documentation for the Digiplus acquisition. As part of this external activity, the Company is in the process of finalising its independent review for the half year ended 31 December 2001.

The Company is comfortable with the cash flow programme involving the funding of Digiplus and acknowledges that Digiplus is currently providing in excess of $1.4 million/month EBITDA. Based on the current programme over 15 months this equates to $21 million which will be utilised for part payment to the Digiplus vendors. The balance of the cash portion of the purchase consideration is being provided through a capital raising of $15 million.

Yours faithfully

PETER MALONE
CHIEF EXECUTIVE OFFICER

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